KAYNE ANDERSON MLP INVESTMENT COMPANY

717 Texas Avenue, Suite 3100

Houston, Texas 77002

July 15, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:   KAYNE ANDERSON MLP INVESTMENT COMPANY (FILE NO. 811-21593)

Kayne Anderson MLP Investment Company (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), filed a copy of the Financial Institution Investment Company Asset Protection Bond No. 81906402 coverage with Federal Insurance Company (the “Fidelity Bond”), naming the Trust as the insured, on October 6, 2010 (Accession no. 0001111830-10-000923). The Company has increased the amount of coverage under the Fidelity Bond to $2,300,000 and hereby provides the following in connection with the Company’s fidelity bond for the 2010-2011 year:

1.
A copy of Endorsement 5 to Financial Institution Investment Company Asset Protection Bond No. 82183372 coverage with Federal Insurance Company (the “Fidelity Bond”) in the increased amount of $2,300,000, naming the Trust as the insured. The coverage amount was increased to $2,300,000 effective June 8, 2011 (attached as EX99-1).

2.
A copy of the resolutions approving the Bond, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99-2).

The premium for the Bond will be paid through the policy period ending on September 27, 2011.

Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,

/s/ Terry Hart
Terry Hart Chief Financial Officer and Treasurer